Exhibit 99.2

Preliminary Non-Binding Proposal to Acquire OneConnect Financial Technology Co., Ltd.

March 1, 2025

The Board of Directors (the “Board”)

OneConnect Financial Technology Co., Ltd.

21/24F, Ping An Finance Center

No. 5033 Yitian Road

Futian District

Shenzhen, Guangdong Province 518000

People’s Republic of China

Dear Members of the Board of Directors,

After carefully evaluating the recent challenges in the business and financial performance of OneConnect Financial Technology Co., Ltd. (the “Company”), its trading price, the prospects of enabling digital transformation of its services, and the potential benefits of transitioning to a private, non-traded company, Bo Yu Limited (together with its affiliated entities, “Bo Yu” or the “Proposing Buyer”) is pleased to submit this non-binding proposal (the “Proposal”) to acquire all outstanding shares of the Company not already owned by the Proposing Buyer in a going-private transaction (the “Transaction”).

We propose to acquire each share of the Company for HK$2.068 in cash, equivalent to approximately US$7.98 per American Depositary Share of the Company (“ADS,” with each ADS representing thirty (30) ordinary shares). This offer represents a premium of 72.33% over the closing price of the Company’s shares quoted on The Stock Exchange of Hong Kong Limited (“HKSE”) as of February 27, 2025, a premium of 100% over the average closing price of the Company’s shares quoted on the HKSE during the last 15 trading days prior to and including such date, and a premium of 131.66% over the average closing price of the Company’s shares quoted on the HKSE during the last 30 trading days prior to and including such date.

We have noted irregular trading volumes and price movements in the Company’s shares on February 28, 2025. Accordingly, we have calculated our premium based on the closing price as of February 27, 2025, the last trading day prior to such price disturbance. To ensure equal dissemination of information regarding our intentions, we urge the Board to issue an announcement pursuant to the Code on Takeovers and Mergers of Hong Kong (the “Takeovers Code”) upon receipt of this Proposal.

Our Proposal represents a well-considered and substantial premium over the Company’s recent trading price. We encourage the Board to engage with us and give shareholders the opportunity to evaluate and decide whether to accept this Proposal. We do not anticipate revising the price stated in this Proposal, and should the Transaction progress to a firm offer under the Takeovers Code, we will confirm our intention not to increase the offer price.

Given the Company’s dual listing on the New York Stock Exchange and the HKSE, we intend to implement the Transaction through a court-sanctioned scheme of arrangement. Such scheme of arrangement will, inter alia, require the approval by at least 75% of disinterested shareholders at a general meeting of the Company, with no more than 10% of all disinterested shareholders voting against it. We are confident in the attractiveness of this Proposal to disinterested shareholders.

We look forward to working collaboratively with the Company and the Board to implement this Proposal in an efficient and timely manner. We do not expect the need to conduct due diligence on the Company, nor do we anticipate substantial regulatory obstacles to impede the successful completion of the Transaction. We have sufficient financial resources readily available to fund the Transaction.

Please note that this letter does not constitute a binding commitment regarding the Transaction. A binding commitment will only arise from a firm offer made in compliance with the Takeovers Code, the rules and regulations of the U.S. Securities and Exchange Commission, and other applicable laws and regulations, and will be subject to the terms and conditions set forth in the relevant documentation.

We appreciate your consideration and look forward to your response.

Yours faithfully,

For and on behalf of

BO YU LIMITED

/s/ Dong Yanmei
Name: Dong Yanmei (董艳梅)
Title: Director